Filed by Westrock Coffee Holdings, LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Riverview Acquisition Corp.

Commission File No. 001-40716

Westrock Coffee Investor Presentation June 7, 2022

GENERAL This presentation (“Presentation”) is being furnished for informational purposes only in connection with the announced proposed business combination transaction between Westrock Coffee Holdings, LLC (“Westrock” or the “Company”) and Riverview Acquisition Corp. (“Riverview”). This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential transaction between Westrock and Riverview or one or more of its affiliates (the "Potential Transaction") and for no other purpose. Neither the Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Potential Transaction, or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, Riverview, Westrock and their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents disclaim any and all liability which may arise from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Riverview nor Westrock has independently verified the data obtained from these sources and no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any such third-party sources. This data is subject to change. In addition, this Presentation does not purport to be all- inclusive or to contain all of the information that may be required to make an evaluation of Westrock or the Proposed Transaction. Viewers of this Presentation should each make their own evaluation of Westrock and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our "partners" or "partnerships" with governmental entities, Food & Beverage companies, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. FORWARD LOOKING STATEMENTS Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect”, "should," "would," "plan," "predict,” "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on information available to Westrock and Riverview as of the date hereof and neither Westrock nor Riverview is under any duty to update any of the forward-looking statements after the date of this Presentation to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Westrock and Riverview as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Westrock and Riverview. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our registration statement / proxy are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction or that the approval of the requisite equity holders of Riverview is not obtained; failure to realize the anticipated benefits of the Proposed Transaction; risks relating to the uncertainty of the projected financial information with respect to Westrock; risks related to the rollout of Westrock's business and the timing of expected business milestones; the effects of competition on Westrock's business; the amount of redemption requests made by Riverview's stockholders; the ability of Riverview or Westrock to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transaction or in the future; and those factors discussed in Riverview's final prospectus dated August 8, 2021, in Riverview's annual report on Form 10-K for the year ended December 31, 2021, in Riverview's quarterly report on Form 10-Q for the quarter ended March 31, 2022 and in Westrock's registration statement on Form S-4 filed on April 25, 2022 with the SEC, in each case, under the heading "Risk Factors," and other documents that either Westrock or Riverview file or has filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Riverview nor Westrock presently know, or that Riverview or Westrock currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Riverview's and Westrock's expectations, plans, or forecasts of future events and views as of the date of this Presentation. Riverview and Westrock anticipate that subsequent events and developments will cause Riverview's and Westrock's assessments to change. However, while Riverview and Westrock may elect to update these forward-looking statements at some point in the future, Riverview and Westrock specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Riverview's and Westrock's assessments as of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. PROJECTIONS Any financial projections, estimates or targets in this Presentation are forward-looking statements that are subject to significant uncertainties and contingencies, many of which are beyond Westrock's control. The assumptions and estimates underlying such projections, estimates or targets are inherently uncertain and are subject to uncertainties that could cause actual results to differ materially from such projections, estimates or targets. To the extent forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. NON-GAAP FINANCIAL MEASURES The non-GAAP measures provided herein may not be directly comparable to similar measures used by other companies in Westrock’s industry, as other companies may define such measures differently. The non-GAAP measures presented herein are not measurements of financial performance under GAAP, and should not be considered as alternatives to, and should only be considered with, Westrock’s financial results in accordance with GAAP. Westrock and Riverview do not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in the Appendix. To the extent forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Disclaimer 2

Today’s Presenters 3 CHRIS PLEDGER Chief Financial Officer Westrock Coffee Riverview Acquisition Corp. BRAD MARTIN Chief Executive Officer & Chairman SCOTT FORD Chief Executive Officer & Co-Founder

AGENDA 4 4 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

A MISSION TO DO WELL BY DOING GOOD 5 We aim to be the world's most competitive and innovative provider of beverage solutions to the most distinguished brands in order to provide smallholder farmers and their families in developing countries the ability to advance their quality of life and economic status

Westrock Coffee’s History 6 2009 Westrock Coffee opens operations in Rwanda 2010 Westrock Coffee Roasting opens in Little Rock, AR 2018 First digitally traceable coffee container ships 2016 Westrock Coffee establishes transparent supply chain from Latin America 2014 Westrock Coffee acquires Falcon Coffees to expand sustainability into 20+ origins 2019 Westrock Coffee expands packaging facilities in Little Rock, AR First digital transaction on IBM Food Trust® 2021 Westrock Coffee expands operations in Malaysia 2020 Westrock Coffee publicly launches traceable technology platform – Farmer Direct Verified® Westrock Coffee acquires S&D Coffee & Tea, founded in 1927, to expand blue-chip customer base and social impact 2022 Westrock Coffee launches the nation’s largest roasting to Ready-To-Drink packaging facility

Westrock Coffee & Riverview Create a Market Leader 7 ✓ Vertically integrated, sustainably focused coffee company providing digitally traceable coffee to the retail and branded hospitality industries. ✓ Leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider to the world’s most iconic and transformative brands. ✓ One of the world’s largest custom coffee and tea manufacturers and suppliers to restaurants and convenience stores in the U.S. and a leading producer of liquid extracts. ✓ Deep bench of directors with significant public company experience in food and beverage, supply chain and accounting sectors. SPAC with $250M cash in trust and a fully committed $250M PIPE from a select group of long- term investors.

We Operate our Business in Two Segments

Beverage Solutions		Sustainable Sourcing & Traceability (SS&T)
Coffee & Tea	**Flavors, Extracts & Ingredients (FE&I)**	
• Comprehensive product and service offering to the retail, C-Store, travel centers, foodservice, non-commercial, and CPG industries. • Coffee products in a variety of finished good packagings including whole bean, fractional packs, retail bags, and single serve cups. • Tea products include iced tea, hot tea, and specialty herbal tea packaged in filter packs, tea bags, or pyramid sachets.	• A full range of beverage concentrate and flavoring systems of branded and private label goods. • Products include concentrates for ready-to-drink beverages, ice creams, sauces, and baked goods. • Finished good formats currently include bulk and plastic bottles. Planned expansions are expected to extend our offering to cans, glass bottles, and bag-in-a-box.	• We source from 35 different coffee and tea producing countries around the world.[1] • While this segment requires only a modest amount of capital, it assures a diversified and quality source of supply and delivers our proprietary sustainability and digital tracing capabilities. • 50+ professionals operating in 10 countries around the globe coordinate the physical delivery of these traceable products.



(1) WCC Management.

8

Westrock Coffee Company 9 Westrock Coffee Company is a leading North American private brand provider of custom coffee, tea, flavors, extracts, and ingredients to the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG, and hospitality industries. We supply the world’s most iconic brands with the world’s most transformative coffee, tea, and extract products. IMPORT EXPORT ROAST PACKAGE DELIVER HARVEST Westrock Coffee provides coffee sourcing and financing, digitally traceable supply chain management, product innovation, roasting, packaging, and distribution services. While Westrock Coffee helps customers manage their commodity price risk, customers alone bear their own exposure.

Westrock Coffee By The Numbers

$960M
2022E Net Sales
$721M from Beverage Solutions
$239M from SS&T

$75M
2022E Adjusted EBITDA
$70M from Beverage Solutions
$5M from SS&T

$123M
2024E Adjusted EBITDA
$118M from Beverage Solutions
$6M from SS&T

1.5M
Farmer Partners from
35
Countries[1]

Westrock Coffee provides over
20M
Cups of Coffee Daily[1]

#1 Coffee Supplier to U.S. Restaurants[2]
#1 Tea Supplier to U.S. Restaurants[3]
#2 Coffee Extract Supplier in Ready-to-Drink Coffee[4]

We Supply
~88%
of our Foodservice Customers' Stores in the U.S. and
<1% Internationally[1]

8
Manufacturing Facilities
1M+ sq ft

1,200
Employees with Operations in
10
Countries

(1) WCC Management.
(2) Westrock Coffee is the top provider of coffee to restaurant chains in the U.S. with at least 100 outlets and that currently sell coffee, based on total share of outlets serviced // Global Data Foodservice Intelligence Center, Technomic Ignite Menu & Company, WCC Management.
(3) Westrock Coffee is the top provider of tea to restaurant chains in the U.S. with at least 100 outlets that currently sell tea, excluding outlets that sell only retail-branded tea, based on total share of outlets serviced. // Global Data Foodservice Intelligence Center, Technomic Ignite Menu & Company, WCC Management.
(4) Multi-Outlet + Convenience, RTD Coffee Category + RFG Ready-To-Drink Coffee Category, IRI, 52wk ending 3.20.22.

WESTROCK COFFEE

10

Compelling Investment Highlights Strong Financial Profile & Growth Trajectory Purpose Driven Mission Delivers Measurable Impact Proprietary, Digitally Traceable Technology Flavors, Extracts, and Ingredients Business Poised for Dynamic Growth Due to Disruptive Product Innovation and Industry Shortages Proven Management Team Is The Largest Equity Owner Large & Growing Global Market Presents Significant Addressable Opportunity Tenured, Flagship Customers with Global Operations Unparalleled Customer Value Proposition 11

12 Proven Management Team Is The Largest Equity Owner ERIC CHIN Chief Information Officer BOB MCKINNEY Chief Legal Officer CHRIS PLEDGER Chief Financial Officer SCOTT FORD Chief Executive Officer & Co-founder CJ DUVALL Chief Human Resource Officer Experience WILL FORD Group President Of Operations Leadership KYLE NEWKIRK EVP Product Innovation & FE&I SAM FORD EVP Business Analytics & Client Experience JOE FORD Chairman & Co-founder ELIZABETH MCLAUGHLIN EVP Of Sales MATT SMITH EVP Supply Chain, Sustainability, & Quality

Post-Closing Board of Directors 13 JOSIE NATORI JEFF FOX LESLIE KEATING BRAD MARTIN MARK EDMUNDS TOYIN UMESIRI SCOTT FORD PATRICK KRUCZEK JOE FORD HUGH MCCOLL III

Purpose Driven Mission Delivers Measurable Impact

Westrock Coffee was founded on the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chain, product innovation, and technological advancement. This belief is expressed through the way we interact with our community, the environment, and the farmers we serve.

$6.5M[(1)]
In sustainability premiums paid directly to farmers

5M TREES[(2)]
Distributed within Westrock Coffee's supply chain by 2025

106K[(3)]
Farmers have been trained over the last decade

100%
Responsibly sourced coffee and tea by 2025

900K+ ACRES[(4)]
Farmed by Westrock Coffee's farmer partners globally

2M+ TONS[(4)]
Of carbon sequestered by Westrock Coffee's supply chains annually

Source: WCC Management, Company-conducted study.
(1) For the period 2015 to 2021.
(2) For the period 2021 to 2025.
(3) For the period 2013 to 2021.
(4) For the calendar year 2021.

CASE STUDY: RWANDA 2014 – 2018
GIKOMERO COMMUNITY FARMER GROUP



250%
200%
150%
100%
50%
0%
(50%)
2014
2015
2016
2017
2018
Coffee Revenue Per Farmer
Coffee Futures Price

The chart tracks farm performance for 1,854 farmers who completed Westrock Coffee's training program. These farmers are concentrated in a difficult growing region and historically experienced below average baseline production.

WESTROCK COFFEE

14

Proprietary, Digitally Traceable Technology A fundamental pillar of Westrock Coffee Westrock Coffee utilizes the IBM Food Trust® blockchain platform, and other proprietary technologies to link anonymous, disjointed supply chains into transparent, connected systems. Our platform gives our customers visibility into every step of their supply chain, and allows their customers to see the actionable results of their purchase, with the scan of a QR Code. Through economic empowerment and environmental accountability, Westrock Coffee directly impacts and improves the lives of the farmers from whom we source coffee and tea. 50 Unique data points collected and monitored from farmer to finished product 03 | IMPORT Import clearing and delivery to final warehouse 02 | EXPORT Coffee milling, exporting, and ocean freight data 04 | ROAST Roasting facility delivery and roasting data 05 | PACKAGE Customer purchase order and packaging data 06 | DELIVER Traceability data uploaded to customer portals for finished goods items 01 | HARVEST Farmer transaction (name, date, price) 15

16 Accessing the Public Markets to Expedite Our Growth 1. Capitalize on Consumer Shift to Cold Coffee Beverages 2. Expand Beverage Solutions business to Europe & APAC • Today, younger generations are drinking more coffee than their parents, but they are consuming it through an extract-based drink – such as Cold Brew, Iced Coffee, or Frappuccino.(1) This shift is happening faster than anyone expected. • While we currently provide many of these products to our customers, our customers and many prospective customers want a scaled, full-service solutions provider who can produce their products from extracts through the finished good (in a can or bottle). • In order to meet this demand, we are building one of the largest roast-to-ready- to-drink facilities in North America. • We have deep and tenured relationships with a broad and diversified blue-chip customer base. • Our customers have just as many doors internationally as they do domestically, and we currently serve less than 1%(2) of our customers’ international locations. • Our customers have asked us to expand with them globally as we have done in Malaysia. (1) Mintel Group, Coffee and RTD Coffee US 2021; Lightspeed Consumer Data May 2021. (2) WCC Management.

Large & Growing Global Market Presents Significant Addressable Opportunity

1 $318 billion wholesale global coffee and tea market forecasted to grow at 6% CAGR

$318B [1] Global Coffee & Tea Market Size

2 Generational shift to Millennials and Generation Z which are prioritizing cold coffee and sustainability

Millennial and Generation Z Demographic[2]	Younger coffee drinkers that prefer to drink cold / RTD coffee compared to hot coffee[3][4]
131M	**51%**

3 Consumers preferences have migrated from Regular Brewed Coffee to Non-Traditional Coffee

Cold brew menu penetration 5-yr CAGR trend[5]	FE&I Forecasted Sales Growth[6]
+31%	**+55%**

4 Westrock Coffee's traditional core business has an addressable market of $37 billion today

$37B [7] Total Addressable Market

(1) WCC Management, Global Data, Consumer Intelligence Center, Market Analyzers, Core Market Sizing: Segment Insights Report 2021. // (2) Global Data, Consumer Intelligence Center, Macroeconomic Data, Demographics Report, 2021. // (3) Younger coffee drinkers represent Millennials and Generation Z. // (4) Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021. // (5) Datassentials SNAP 2022, MenuTrends. // (6) Represents Westrock Coffee 2022E - 2024E expected sales CAGR for FE&I Business. // (7) WCC Management, Global Data, Consumer Intelligence Center, Market Analyzers, Core Market Sizing: Segment Insights Report, Foodservice Intelligence Center, Product By Channel Report 2021.

WESTROCK COFFEE

17

✓ 25-person world class innovation team with branded consumer packaged goods and FE&I experience in Consumer Insights, R&D and Engineering. ✓ Customer-centric approach that begins with specific consumer insights and product design that delivers enhanced profitability across the value chain. Global Scale Traceable Technologies Innovation Comprehensive Product Portfolio Compelling Customer Value Proposition 18 Leading brands choose Westrock Coffee because it is uniquely positioned to meet their needs, while simultaneously driving a new standard for sustainably sourced products ✓ We operate 8 key facilities that support our Coffee & Tea and Flavors, Extracts and Ingredients business, with a combined 1M+ square feet of production capacity. ✓ We have on the ground operations in 10 countries to support our international growth. ✓ Proprietary digital traceable technology. ✓ Capacity to collect and analyze data points from farmer partners. ✓ Enables fair payment, location, and community risk identification for farmers. ✓ Consumer insights, Omni-channel product marketing, and product development resources integrated into the strategic planning process. ✓ Enables continuous product introductions that build our product portfolio.

19 As the “Brand Behind the Brands” we supply the largest and most recognizable names across the retail, restaurant, convenience store, travel center, non-commercial and CPG channels with your favorite coffee, tea, and extract-based beverages. The average tenure for our top 20 customers is 19+ years.(1) No customer represents more than 10% of Net Sales.(2) 13 of the of Top 25 QSRs in the US 55K+ QSR Locations Served 13 of the Top 25 C-Stores in the US 13K+ C-Store Locations Served 3 of the Top 5 Retailers in the US 3 of the Top 10 Food Distributors in the US 5K+ Retail Locations Served 100K+ Customer Locations Served Tenured, Flagship Customers with Global Operations (1) As of 12/31/2021. // (2) In fiscal year 2021. // (3) National Retail Federation, 2021. // (4) WCC Management, QSR Magazine 2021. // (5) CSNEWS, 2021. // (6) WCC Management, Abasto. // (7) WCC Management. (3) (4) (5) (6) (7) (4) (5) (4) (5)

Compelling Investment Opportunity: Two Macro Tailwinds Combined with New Retail Entrants & Capacity Shortages

Consumer preferences shifting away from Hot Coffee and the lack of supply capacity are generating a unique opportunity for Westrock Coffee

Shift in Consumer Preferences

1

Generational Shift from Hot Coffee to Cold Brew/RTD

>30%

Of Millennials Prefer Cold Brew/RTD[1]

2

COVID Concerns Accelerated Shift from Beverage Counter to Single Serve

Shifts in consumer behavior accelerated the growth of new categories (ex. Ghost kitchens, RTD preferences)

Competitive Dynamic

New Entrants

Retailers Sprinting to Become Relevant in New Trends

Restaurants, convenience stores, and retailers expanding product portfolios to include cans and bottles.

Exponential Demand Growth Exposes Capacity Shortages

No one is filling the gap:

- PE-backed companies often lack liquidity for CapEx required
- Dairy co-ops are often capital constrained
- Conglomerates often focus on other core competencies

WESTROCK COFFEE

Westrock Coffee is filling the gap and capitalizing on this investment opportunity by expanding its FE&I capabilities

(1) Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021.

WESTROCK COFFEE

20

14.9% 17.0% 18.8% 21.0% 21.2% 21.5% 22.0% 22.2% 26.3% 41.8% Smoothies Other Alt. Beverages FCB/FUB Enhanced Water Shakes Specialty Hot Coffee Aguas Frescas Iced/Cold Coffee Plant Based Milk Cold Brew Coffee Flavors, Extracts, and Ingredients Business Poised for Dynamic Growth… 21 Generation: Younger Generations have Higher Preference for Cold / RTD Coffee(2) Consumers Switching from Regular Brewed Coffee to Iced / Specialty Coffee(3) Total Foodservice Beverages poised for High Growth(1) (Growth rate 2018-2023E) (28%) 7% 17% 18% 26% Regular Brewed Coffee Iced Coffee Cold Brew Specialty Coffee Frozen Blended Coffee Drink “which of the following beverages have you purchased from a foodservice location in the past 3 months?” % of respondents Addressable Non-addressable (1) Technomic, Away From Home Beverage Navigator 2021. (2) Mintel Group, Coffee and RTD Coffee US 2021; LightSpeed Consumer Data May 2021. (3) Mintel Group, Foodservice Coffee and Tea Report US 2021; represents change in respondents % from 2019 to 2021.

…Due to Disruptive Product Innovation and Industry Shortages

Westrock Coffee's customer value proposition enables the company to develop successful beverage solutions roadmaps, to provide product innovation, and to grow for its customers

Product Innovation Process

Strategy/Insights

- ✓ Identify key white space opportunities
- ✓ Insights-based innovation and sales approach

Ideation

- ✓ Strategic cross-functional ideation
- ✓ Concepting & validation of the product

Commercialization

- ✓ Develop brand, price, promotion
- ✓ Source/manufacture product

Adoption

- ✓ Product implementation
- ✓ Beverage menu strategy deployment

RTD Coffee Unit Sales by Packaging Type

(Reflects National Brands at Retail only)



'20 – '25 CAGR
1,579
+14%
808
761
+14%
441
390
551
+14%
334
282
50
2015
2020
2025
Glass Bottle
Plastic Bottle
Can

- ✓ 60% of consumers are more likely to purchase takeout food today vs. pre-COVID-19
- ✓ 77% of consumers plan to maintain their off-premise food consumption

Source: Global Data, Customer Intelligence Center, Market Analyzers.

WESTROCK COFFEE

22

New FE&I Facility – Conway, AR 23 800 million Single Serve Cups 10 million Gallons of Juice BIBs 4 million Gallons of Coffee BIBs 140 million Glass Bottles 700 million Cans 3 million Gallons of Bulk 100 million Pounds of Coffee Roasting Potential Capacity After Buildout(1) (1) Westrock Coffee is in the engineering and design phase of its FE&I facility buildout. The packaging format and associated capacity shown provide an example of what is possible when the facility is fully built out. The actual buildout will vary based on a variety of factors including customer demand, volume commitments, and margin consideration. In 2021, we purchased a 524k square foot manufacturing facility with the intent to build out the capacity and capabilities needed to meet our customer demand. The facility is currently in the engineering and design phase, and we are in active discussions with prospective customers related to price, terms, volume and commitments.

$5 $6 $5 $6 $6 $29 $41 $70 $82 $118 $34 $47 $75 $88 $123 6% 7% 8% 8% 10% 2020A 2021A 2022E 2023E 2024E 24 21% CAGR(2) Net Sales Adjusted EBITDA(1) ($ in millions) Strong Financial Profile & Growth Trajectory ($ in millions) 38% CAGR(2) (1) See Appendix for Adjusted EBITDA GAAP Reconciliation. (2) CAGR represents compounded annual growth rate for years 2021A-2024E. (3) Coffee & Tea includes Allied & Others products. (4) Excludes intercompany sales. (5) Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (5) (5) Adjusted EBITDA Margin ’21A-’24E CAGR 20% SS&T(4) 15% Coffee & Tea(3) 45% FE&I $126 $147 $239 $246 $253 $352 $452 $597 $649 $695 $72 $99 $124 $165 $299 $551 $698 $960 $1,060 $1,248 2020A 2021A 2022E 2023E 2024E SS&T Beverage Solutions

25 25 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

How We Plan to Grow 26 Expand Our Customer Base 2 Demonstrated ability to win new customers through insights- driven, product-development-led sales cycle New Customer Pipeline 100+ Targets $1.2B+ Sales Acquisitions Can be Used to Accelerate: 50+ Targets $5B+ Sales 4 Proven ability to execute and integrate accretive M&A Highly Active M&A Pipeline Expand Our Product Offering with Existing and New Customers 1 We leverage superior product development and consumer insights to tailor products that meet our customers’ expanding needs, providing a full-service beverage solution Our new FE&I facility will allow us to expand our product offering as we develop & manufacture on- trend flavor, extract, and ingredient products Geographic Expansion 3 Current customers are asking for our international expansion Accelerated Expansion Opportunities EU MENA Southeast Asia China Japan UK 2 1 3 Note: Customer & M&A Pipelines are WCC Management estimates. Transaction will create clear pathway and clean balance sheet to execute on acquisitions

27 1 Expand Our Product Offering Westrock Coffee has demonstrated its capability to create innovative products for consumers’ changing preferences and deliver to its customers in whatever packaging format they need Liquid Coffee & Beverage Concentrates Roasted Coffee Tea Tote Drum Bag-in-Box (BIB) Retail and Foodservice Bottles Cup Build & Bulk Batch 48 oz.-Plastic 13.9 oz.-Glass Ready to Drink (RTD) 9 oz.-Slim 11 oz.-Slim 15 oz.-”Tall Boy” Retail Bags Fractional Packs Bulk Whole Bean Single Serve Open Brew FS Filter Pack Retail Pyramid Tea Bags

Expand Our Customer Base 28 2 Westrock Coffee’s compelling customer value proposition and innovation process leads to long customer tenures(2) 17% 17% 30% 37% 1 - 4 Years 5 - 9 Years 10 - 14 Years 15 - 42 Years 93% 33% 17% 3% 57% 47% 3% 10% 37% Domestic - Coffee Domestic - Extracts International - Coffee Current Customers Currently Pursuing Non Addressable Existing customers provide opportunity to cross-sell FE&I products and expand internationally(2) Market participants value Westrock Coffee’s innovation and manufacturing capabilities Westrock Coffee is the sole coffee provider to more than 80% of its top 20 customers creating the opportunity to cross-sell FE&I products and to drive customer success(1) Strategy / Insights Ideation Adoption Commercialization (1) WCC Management. (2) WCC Management estimates, represent analysis for top 30 customers as of 12/31/2021.

Global customers are calling for Westrock Coffee’s international expansion Geographic Expansion 29 3 Current Markets Served USA Canada Mexico Benin Singapore Malaysia South Korea Pakistan UK Accelerated Expansion Opportunity UK EU MENA China Japan Southeast Asia UK USA MEXICO CANADA MENA JAPAN EU CHINA SOUTHEAST ASIA Represents locations where Westrock Coffee has operations Represents locations where Westrock Coffee has co- packing plants EUROPE $11B NORTH AMERICA $8B APAC $14B MENA $2B REST OF WORLD $2B Market Opportunity: Source: WCC Management, Global Data and Mintel Group, Coffee and RTD Coffee US 2021.

M&A | Proven Acquisition Platform 30 4 Powerful Acquisition Platform 1996 2007 AT START 0.6 MILLION Wireless subscribers $0.4 BILLION In wireless revenues $5.6 BILLION Market Cap for Alltel Corporation SALE OF COMPANY 12.8 MILLION Wireless subscribers $8.8 BILLION In wireless revenue $24.6 BILLION Market Cap for Alltel Corporation 19% Compounded annual return for shareholders vs. ~9% for S&P 500 5X Increase in # of states served #1 Industry leading Adjusted EBITDA margins 20X Increase in number of customers 29% Revenue CAGR Proven Integration Expertise Scott Ford: At the Helm of Strategic Growth, Vision, and Success +10% Adjusted EBITDA margin growth YoY in 2021A in the Beverage Solutions segment Highly Accretive Acquisitions Driven by cost discipline, manufacturing efficiencies and ability to integrate new systems (2014) (2020) 100+ Acquisitions Management has a proven track record of successful M&A execution and integration Source: WCC Management, S&P 500, SEC Public Filings.

31 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Financial Summary 32 ($ in millions) Adjusted EBITDA (’20A –’24E)(1) ($ in millions) Net Sales (’20A –’24E) Single serve cup volumes growth and expansion of FE&I drive long-term Adjusted EBITDA growth and margin expansion Consolidated 21% FE&I 45% Net Sales Adjusted EBITDA Consolidated 38% Source: WCC Management (1) See Appendix for Adjusted EBITDA GAAP reconciliation. (2) Adjusted EBITDA CAGR represents compounded annual growth rate. Adjusted EBITDA Margin calculated as Adjusted EBITDA over Net Sales. (3) Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials. (4) Net of intercompany sales. Coffee & Tea 15% SS&T 20% Beverage Solutions 42% SS&T 1% Financial Highlights: Projected Growth Rates CAGR From ’21A –’24E(2) $126 $147 $239 $246 $253 $352 $452 $597 $649 $695 $72 $99 $124 $165 $299 $551 $698 $960 $1,060 $1,248 2020A 2021A 2022E 2023E 2024E SS&T Coffee & Tea FE&I $5 $6 $5 $6 $6 $29 $41 $70 $82 $118 $34 $47 $75 $88 $123 6% 7% 8% 8% 10% 2020A 2021A 2022E 2023E 2024E SS&T Beverage Solutions Adjusted EBITDA Margin Beverage Solutions SS&T (3) (4) (3)

Financial Highlights: Growth Rates Year Over Year 33 First Quarter 2022 Results (1) Net of intercompany sales. Consolidated 20% Net Sales Adjusted EBITDA Consolidated 37% Beverage Solutions 28% SS&T 450% Beverage Solutions 17% SS&T 36% Q1 2021 Q1 2022 YoY Growth Net Sales Beverage Solutions $127.3 $148.4 16.6% Sustainable Sourcing & Traceability (1) $28.1 $38.1 35.6% Total Net Sales $155.3 $186.4 20.0% Net Loss Consolidated ($6.1) ($4.7) --- Adjusted EBITDA Beverage Solutions $8.1 $10.4 28.2% Sustainable Sourcing & Traceability $0.2 $1.0 449.7% Total Adjusted EBITDA $8.3 $11.4 37.1% Adjusted EBITDA Margin % Change Beverage Solutions 6.4% 7.0% 0.6% Sustainable Sourcing & Traceability 0.6% 2.6% 1.9% Total Adjusted EBITDA Margin 5.3% 6.1% 0.8% Capex Base Business $4.2 $8.7 --- FE&I Expansion $0.0 $0.0 --- Total Capex $4.2 $8.7 --- ($ in millions)

Historical & Projected Financials

($ in millions)	2020A[2]	2021A	2022E	2023E	2024E
Net Sales					
Beverage Solutions	$424.9	$551.0	$721.3	$813.8	$994.3
Sustainable Sourcing & Traceability [1]	125.9	147.1	239.1	246.0	253.4
Total Net Sales	**$550.8**	**$698.1**	**$960.4**	**$1,059.9**	**$1,247.7**
Sales Growth					
Beverage Solutions		*29.7%*	*30.9%*	*12.8%*	*22.2%*
Sustainable Sourcing & Traceability		*16.8%*	*62.5%*	*2.9%*	*3.0%*
Total Sales Growth		***26.7%***	***37.6%***	***10.4%***	***17.7%***
Adjusted EBITDA					
Beverage Solutions	$28.8	$41.5	$69.5	$82.5	$117.5
Sustainable Sourcing & Traceability	4.8	5.7	5.5	5.6	5.8
Total Adjusted EBITDA	**$33.6**	**$47.2**	**$75.0**	**$88.1**	**$123.3**
Adjusted EBITDA Margin					
Beverage Solutions	*6.8%*	*7.5%*	*9.6%*	*10.1%*	*11.8%*
Sustainable Sourcing & Traceability	*3.8%*	*3.9%*	*2.3%*	*2.3%*	*2.3%*
Total Adjusted EBITDA Margin	***6.1%***	***6.8%***	***7.8%***	***8.3%***	***9.9%***
CapEx					
Base Business	$19.5	$15.1	$26.0	$12.2	$13.2
FE&I Expansion	0.0	10.0	61.7	87.7	42.1
Total CapEx	**$19.5**	**$25.1**	**$87.7**	**$99.9**	**$55.3**

(1) Net of intercompany sales.
(2) Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials.

WESTROCK COFFEE

34

35 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Transaction Overview

- Riverview has proposed to enter into a business combination with Westrock Coffee, and, together with other investors, has committed to fund a $250mm common stock pipe at the closing of the transaction.
- Pro forma enterprise value of ~$1,086mm (14.5x 2022E Adjusted EBITDA). Existing shareholders rollover common equity in Westrock expected to be valued at ~$371mm and 23.6mm preferred rollover equity in Westrock expected to be valued at ~$271mm.
- Westrock will enter into a $350mm fully committed credit facility allowing for ample liquidity and flexibility as the company pursues its strategic and financial objectives.
- The transaction is expected to close in Q3 2022, and it is anticipated that the post-closing company will retain the Westrock name and be listed on the NASDAQ under the ticker symbol WEST.

Pro Forma Valuation(1)

($ in millions, except per share values)

	Pro Forma Transaction
Share Price	$10.0
Pro Forma Shares Outstanding	93.3 (2)
Total Common Equity Value	$933.1
Liquidation Preference	$11.5
Pro Forma Shares Outstanding	23.6 (2)
Total Pref. Equity Value	$271.3
Total Equity	$1,204.4
Pro Forma Debt	210.4 (2)
Pro Forma Cash	(331.9)(2)
Pro Forma Noncontrolling Interest	2.6
Pro Forma Enterprise Value	$1,085.6

Sources & Uses(1)

($ in millions)

Sources	
SPAC Cash in Trust	$250 (3)
PIPE	$250
New $175M Revolver	-
New Term Loan A	$175
Equity to Preferred Holders	271 (4)
Rollover Common Equity	371
Sponsor Promote	63
Noncontrolling Interest Rollover	3
Total	**$1,382**

Uses	
Cash to B/S	$330
Debt Paydown	311
Equity to Preferred Holders	271 (4)
Rollover Common Equity	371
Sponsor Promote	63
Est. Transaction Fees & Expenses	34 (5)
Noncontrolling Interest Rollover	3
Total	**$1,382**

Pro Forma Ownership



Riverview Promote
5%
Riverview Common Shareholders
21%
32%
Westrock Common Shareholders
PIPE Common Shareholders
21%
20%
Westrock Preferred Shareholders

(1) Gives effect to the election or deemed election of existing equityholders of Westrock to roll-over their existing preferred units of Westrock into either common or preferred shares of the post de-SPAC merger Westrock. // (2) Pro forma share count includes 25.0mm Riverview Acquisition Corp. public shares, 6.3mm Riverview Acquisition Corp. founder shares, 12.5mm Riverview Acquisition Corp. public warrants and 7.4mm Riverview Acquisition Corp. private warrants that Westrock Coffee will assume and remain outstanding, 25.0mm PIPE shares, 23.6mm preferred shares, and 37.1mm rollover shares issued to Westrock Coffee's existing equity holders. Pro forma shares exclude the potentially dilutive impact of 1.7mm time-vested options, 1.7mm MOIC options and 0.4mm RSUs which are outstanding, as of 02/28/2022. Pro forma cash and debt figures calculated as of 06/30/2022E, includes $175mm debt refinancing. // (3) Assumes 0% redemption of public shares. //
(4) Represents the value of the Company's preferred stock at its liquidation preference. // (5) The Company will incur additional expenses associated with its debt refinancing and other aspects of the transaction.

36

WESTROCK COFFEE

Defining the Opportunity Set 37 Mission-driven, scaled specialty manufacturer in the massive and growing coffee, tea, and extracts market 1 Innovative, value-added beverage solutions provider for global blue-chip customer base 2 High growth platform (28% Adjusted EBITDA CAGR)(1) led by a world-class management team 3 Projected highly profitable business with diverse revenue mix 4 ✓ Coffee & tea providers with value-added capabilities ✓ Product portfolio tailored to meet consumer trends & preferences ✓ Scaled players with global reach ✓ Strong customer following & engagement ✓ Integrated specialty manufacturers of value-added ingredients ✓ Diversified revenue mix ✓ Blue-chip customer base ✓ Unique positioning in an attractive, high growth industry Value-Added Coffee & Tea Food & Beverage Ingredients (1) Denotes 2022E - 2024E Projected Adjusted EBITDA CAGR for Westrock Coffee.

Growth Benchmarking 38 Revenue CAGR (2022E – 2024E) Value-Added Coffee & Tea Food & Beverage Ingredients Value-Added Coffee & Tea Food & Beverage Ingredients Source: WCC Management, SEC Public Filings, FactSet as of May 31, 2022. 14% 5.1% 9.2% 3.8% 4.2% 0.9% 30.4% 5.5% 4.4% 5.0% 6.2% N/A Median: 5.3% Median: 4.7% 28% 6.4% N/A 4.0% 6.4% 0.5% 45.6% 8.1% 9.6% 8.8% 8.5% N/A Median: 8.6% Median: 6.4% Adjusted EBITDA CAGR (2022E – 2024E)

Valuation Benchmarking 39 EV / 2022E Adjusted EBITDA Value-Added Coffee & Tea Food & Beverage Ingredients EV / 2023E Adjusted EBITDA Value-Added Coffee & Tea Food & Beverage Ingredients Source: WCC Management, SEC Public Filings, FactSet as of May 31, 2022. 14.5x 18.8x 16.0x 14.9x 12.0x 10.9x 24.6x 24.3x 17.5x 16.3x 18.3x 20.1x Median: 18.3x Median: 15.4x 12.3x 17.6x 14.1x 14.3x 11.2x 10.7x 15.9x 22.2x 15.8x 15.0x 16.9x 18.5x Median: 16.9x Median: 14.2x

40 40 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

41 Analyst Presentation Today, Westrock Coffee is uniquely positioned to sustainably meet global blue-chip company coffee, tea, and extract demand, while improving the lives of farmers around the world. Now is the company’s opportunity to scale its business and amplify its economic, social, and environmental impact. THE OPPORTUNITY TO ACCELERATE THE COMPANY’S GROWTH IS NOW 41

42 42 01 | COMPANY OVERVIEW 02 | GROWTH STRATEGY 03 | FINANCIAL OVERVIEW 04 | TRANSACTION AND VALUATION BENCHMARKING 05 | CONCLUSION 06 | APPENDIX

Financial Model Assumptions 43 (2) • Included in this presentation are the Company’s estimates of its financial performance for fiscal years 2022 through 2024 (the “Financial Projections”), based on information known as of the date of this presentation. These projections were prepared by the Company’s management as a part of its long-range planning process, and to provide current and potential investors the Company’s expectations of projected financial performance for their use in evaluating the transaction described in this presentation. • The underlying assumptions on which the Financial Projections are based require significant judgment. As a result, there can be no assurance that the Financial Projections will be an accurate prediction of future results. Key estimates and assumptions underlying the Financial Projections include: o Sales Growth Rates – Coffee & Tea and FE&I growth rates are based on the Company’s pre-COVID (2019 and prior) and 2021 historical growth rates, adjusted for other variables, such as expectations regarding new product offerings, new customer wins, and changes in existing customer demand. The Company’s fiscal year 2022 forecast reflects the Company’s expectations about (i) sales growth, organically and via continued COVID abatement, (ii) new customer wins; (iii) improvements in customer contract terms, and (iv) operational and production efficiencies. o Operational and Manufacturing Efficiencies – The Company expects increased profitability through the continued scaling of its operational and manufacturing cost structure over increased volumes and its ability to purchase higher volumes of materials at lower unit costs. o Impacts of New FE&I Facility – During 2021 the Company purchased a 524,000 square foot facility that it intends to build out based on customer demand. The Financial Projections reflect management’s estimates of the potential capacity, packaging formats and timing of bringing the facility on-line. Currently, management expects the facility to be revenue generating in late 2023, with production ramping during 2024. • The Company believes that its operating history provides a reasonable basis of the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions, including assumptions regarding the timing of COVID abating, expectations regarding new product offerings, new customer wins and/or changes in the design, capacity or customer demand for our new FE&I facility could materially affect our Financial Projections. • As of the date of this presentation, the Financial Projections contained herein continue to represent management’s expectations regarding the Company’s expected future financial performance. Financial Projections

Non-GAAP Reconciliation

Adjusted EBITDA Reconciliation(1)(2)

($ in millions)

	Consolidated					Beverage Solutions					SS&T				
	2020A(3)	2021A	2022E	2023E	2024E	2020A(3)	2021A	2022E	2023E	2024E	2020A(3)	2021A	2022E	2023E	2024E
Net Income / (Loss)	($128.9)	($21.3)	$23.8	$34.8	$56.9	($129.4)	($24.4)	$22.3	$33.1	$55.2	$0.5	$3.1	$1.5	$1.7	$1.8
Interest Expense	25.2	32.5	19.1	8.0	7.7	22.1	29.6	16.7	5.8	5.5	3.2	2.9	2.4	2.2	2.2
Income Tax (Benefit) / Expense	(17.5)	(3.4)	0.8	12.5	20.2	(18.1)	(5.3)	–	11.6	19.4	0.6	2.0	0.8	0.8	0.9
D&A	23.8	25.5	25.8	32.8	38.5	23.0	24.9	25.0	31.9	37.5	0.8	0.6	0.8	0.9	1.0
EBITDA	**($97.3)**	**$33.4**	**$69.5**	**$88.1**	**$123.3**	**($102.4)**	**$24.8**	**$64.1**	**$82.5**	**$117.5**	**$5.0**	**$8.6**	**$5.5**	**$5.6**	**$5.8**
Acquistion, Restructuring + Integration Expenses	$27.7	$15.2	$4.3	–	–	$27.7	$14.5	$4.3	–	–	–	$0.7	–	–	–
Equity Based Compensation	1.6	1.2	–	–	–	1.6	1.2	–	–	–	–	0.0	–	–	–
Impairment Charges	82.1	–	–	–	–	82.1	–	–	–	–	–	–	–	–	–
Inventory Write-Downs + Losses on Disposal of PP&E	13.2	0.2	–	–	–	13.2	0.2	–	–	–	–	(0.0)	–	–	–
Mark-to-Market Adjustments	(0.2)	(3.6)	–	–	–	–	–	–	–	–	(0.2)	(3.6)	–	–	–
Other	6.7	0.7	1.2	–	–	6.7	0.7	1.2	–	–	–	–	–	–	–
Adjusted EBITDA	**$33.6**	**$47.2**	**$75.0**	**$88.1**	**$123.3**	**$28.8**	**$41.5**	**$69.5**	**$82.5**	**$117.5**	**$4.8**	**$5.7**	**$5.5**	**$5.6**	**$5.8**

(1) See Non-GAAP Financial Measures on slide 46 in the Appendix.
(2) Amounts may not foot due to rounding. Figures based on Company's Credit Agreement methodology.
(3) Westrock Coffee acquired S&D in February 2020. As such, 2020 financials presented include 10 months of S&D financials.

WESTROCK COFFEE

44

Non-GAAP Reconciliation – First Quarter Results 45 Adjusted EBITDA Reconciliation(1)(2) ($ in millions) (1) See Non-GAAP Financial Measures on slide 46 in the Appendix. (2) Amounts may not foot due to rounding. Figures based on Company’s Credit Agreement methodology. 1Q 22 1Q 21 1Q 22 1Q 21 1Q 22 1Q 21 Net Income/(Loss) ($4.7) ($6.1) ($5.2) ($7.1) $0.5 $1.0 Interest Expense 8.0 7.4 7.3 6.8 0.7 0.6 Income Tax (Benefit)/Expense (1.6) (0.9) (2.0) (1.4) 0.4 0.4 D&A 6.0 6.2 5.9 6.1 0.2 0.1 EBITDA $7.8 $6.6 $6.0 $4.5 $1.8 $2.1 Acquistion, Restructuring + Integration Expenses $3.8 $2.6 $3.8 $2.6 – $0.0 Equity Based Compensation 0.2 0.3 0.2 0.3 –– Impairment Charges –––––– Inventory Write-Downs + Losse on Disposal of PP&E –––––– Mark-to-Market Adjustments (1.1) (2.0) ––(1.1) (2.0) Other 0.8 0.8 0.4 0.8 0.3 – Adjusted EBITDA $11.4 $8.3 $10.4 $8.1 $1.0 $0.2 Consolidated Beverage Solutions SS&T

Non-GAAP Financial Measures 46 Description of Financial Measures We refer to EBITDA and Adjusted EBITDA in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). While we believe that net (loss) income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA and Adjusted EBITDA are important non-GAAP supplemental measures of operating performance as they contribute to a meaningful evaluation of the Company’s future operating performance and comparisons to the Company's past operating performance. Additionally, we use these non-GAAP financial measures in evaluating the performance of our segments, to make operational and financial decisions and in our budgeting and planning process. The Company believes that providing these non-GAAP financial measures to investors helps investors evaluate the Company’s operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance. We define EBITDA as net (loss) income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before equity-based compensation expense and the impact, which may reoccur, of acquisition, restructuring and integration related costs, including management services and consulting agreements entered into in connection with the acquisition of S&D, impairment charges, non-cash mark-to-market adjustments, certain costs specifically excluded from the calculation of EBITDA under our material debt agreements, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, and other similar or infrequent items (although we may not have had such charges in the periods presented). We believe EBITDA and Adjusted EBITDA are important supplemental measures to net income (loss) because they provide additional information to evaluate our operating performance on an unleveraged basis. In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants. Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should be viewed in addition to, and not be considered as alternatives for, net income (loss) determined in accordance with GAAP. Further, our computations of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies that define EBITDA and Adjusted EBITDA differently than we do.